UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of March, 2012

Cameco Corporation

(Commission file No. 1-14228)

2121-11th Street West

Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press Release dated March 2, 2012	3 -5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2012	Cameco Corporation

	By:	“Gary M. S. Chad”
Gary M. S. Chad
Senior Vice-President, Governance,
Law and Corporate Secretary

Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Finland Grants Licence for Uranium Extraction at Talvivaara

Saskatoon, Saskatchewan, Canada, March 2, 2012 . . . . . . . . . . . . . . .

Cameco (TSX: CCO; NYSE: CCJ) announced today that the Finnish government has granted a licence for the extraction of uranium as a by-product from the Sotkamo nickel mine operated by Talvivaara Mining Company Plc. (LSE: TALV) in eastern Finland.

Talvivaara expects to begin production of uranium at Sotkamo during 2012 through a solvent extraction circuit added to the main production process to recover uranium that would have been a waste product. The operation is expected to produce up to 900,000 pounds of uranium concentrate (U3O8 equivalent) at full production. The licence is valid until the end of 2054.

“We are pleased by this development as we expect Sotkamo will provide an unconventional new source of uranium supply,” said Tim Gitzel, Cameco’s president and CEO.

Under agreements signed with Talvivaara in February 2011, Cameco will provide an up-front investment, to a maximum of $60 million (US), to cover the construction cost of the uranium extraction circuit. Cameco’s capital contribution will be repaid through the initial deliveries of uranium concentrates. Once the capital is repaid, Cameco will purchase all uranium concentrates produced at Sotkamo from Talvivaara at prices determined by a formula that references market prices at the time of delivery.

Cameco is also providing technical assistance during the design, construction, commissioning and operation of the uranium extraction circuit at Sotkamo.

Talvivaara expects to secure the remaining regulatory approvals needed to begin uranium production from Finnish authorities by mid-2012. Cameco’s agreements with Talvivaara have been approved by the Euratom Supply Agency as required under the Euratom Treaty and also by the European Commission.

Finland produces about a third of its domestic electricity each year through nuclear power production at four existing reactors operated by two Finnish utility companies. A fifth reactor is under construction and two others are planned.

About Talvivaara

Talvivaara Mining Company Plc. is an internationally significant base metals producer with its primary focus on nickel and zinc using a technology known as bioheapleaching to extract metals out of ore. Bioheapleaching makes extraction of metals from low grade ore economically viable. The Talvivaara deposits comprise one of the largest known sulphide nickel resources in Europe. Talvivaara has secured a 10-year off-take agreement for 100 per cent of its main output of nickel and cobalt to Norilsk Nickel and entered into a long-term zinc streaming agreement with Nyrstar NV. Talvivaara is listed on the London Stock Exchange Main Market and NASDAQ OMX Helsinki and is included in the FTSE 250 Index. Further information can be found at talvivaara.com.

Profile

Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

As used in this news release, “Cameco” or the “company” means Cameco Corporation, a Canadian corporation and its subsidiaries and affiliates unless stated otherwise.

Caution Regarding Forward-Looking Information and Statements

Certain information contained in this news release constitutes “forward-looking information” or “forward-looking statements” within the meaning of Canadian and U.S. securities laws. These include the expectation that Talvivaara would begin production of uranium at Sotkamo during 2012, the expectation that the operation would produce up to 900,000 pounds of uranium concentrate (U3O8 equivalent) at full production, and that the ability to recover uranium will enhance the environmental performance of the Sotkamo operation. Forward-looking information is necessarily based upon a number of assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These include the assumptions that Talvivaara will be able to obtain all additional required permits and approvals within the timeframes expected, that the recovery of uranium can be adapted to Talvivaara’s existing production process through the addition of a solvent extraction process without adverse environmental implications, and that all required construction can be completed in a timely manner. Cameco cautions the reader that such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking information. Those risks and uncertainties include the risk that the additional required regulatory approvals may not be obtained when expected or at all, the risk that the uranium production process may not be implemented as quickly as expected or at all, or that full production cannot be achieved due to technical or other reasons, the risk that the operation will not produce the expected level of uranium concentrate (U3O 8 equivalent) at full production, and the risk of unforeseen difficulties having an adverse impact on the environmental performance of the operation. Cameco does not undertake any obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise, except to the extent legally required.

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Investor inquiries:	Rachelle Girard	(306) 956-6403

Media inquiries:	Gord Struthers	(306) 956-6593